Filed by Motion Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Motion Acquisition Corp.

Related Registration Statement File No. 333-257681

Motion Acquisition Corp. and DocGo Announce

DocGo’s Record Preliminary Third Quarter 2021 Revenue

Third quarter revenue expected to triple year-over-year to $81 million

DocGo raises full-year revenue outlook to $260 million driven by positive business trends and sustainable long-term opportunities

October 14, 2021 -- (New York, NY) – Motion Acquisition Corp. (“Motion”) (Nasdaq: MOTN), a special purpose acquisition company, and its merger partner Ambulnz, Inc., dba DocGo, a leading provider of Mobile Health services and integrated medical mobility solutions, announced today that DocGo has disclosed select preliminary unaudited financial results for its third quarter ended September 30, 2021.

“We are pleased to report another strong quarter of positive business momentum highlighted by 201% revenue growth, positive net income and positive Adjusted EBITDA1 said Stan Vashovsky, CEO of DocGo. “We continue to see increasing demand for our high quality, highly affordable Mobile Health services as we continue to deliver exceptional patient care and value across medical mobility and mobile health to generate sustainable, long-term growth. We are increasing our full year 2021 revenue outlook to $260 million as a result.”

Preliminary Third Quarter Financial Highlights and Increased 2021 Full-Year Revenue Outlook

●	On a preliminary basis, total revenue was $81 million in the third quarter of 2021, representing all-time record quarterly revenue for the sixth consecutive quarter for DocGo, and a 201% increase from $26.9 million in the third quarter of 2020.

●	Results were aided by the inclusion of revenues from several large new and expanded Mobile Health contracts.

●	Mobile Health revenue increased to approximately $60.6 million in the third quarter of 2021, compared to $11.4 million in the prior-year period. Medical mobility revenue was approximately $20.4 million, up 32% from $15.5 million in Q3 of 2020.

[1]	Adjusted EBITDA is a non-GAAP measure. See “Non-GAAP Measure” at the end of this release for a discussion of this measure, including certain limitations thereof, and a reconciliation to net income (loss), the most directly comparable GAAP measure.

●	DocGo’s net income was $0.6 million in the third quarter of 2021, which represents a substantial improvement over the net loss of $2.7 million in the third quarter of last year. Adjusted EBITDA[1] grew to approximately $3.5 million in the third quarter of 2021 even with significant investments made in regional expansion and personnel, versus an Adjusted EBITDA[1] loss of $0.9 million in the prior-year period.

●	Excluding COVID-related testing from both periods, revenue in the third quarter of 2021 more than tripled year-over-year, when compared to the results of the third quarter of 2020, with ongoing positive momentum in the core business.

●	As a result of earlier investments in sustainable long-term opportunities and overall positive business trends expected for the balance of the year, DocGo is raising its outlook for full-year 2021 revenue to $260 million, compared to its prior increased outlook for 2021 revenue of at least $170 million. The company is also increasing its prior full-year 2021 Adjusted EBITDA[1] guidance from $6 million, to $10 million, even while planning for continued investments in future growth.

Recent Business Highlights

●	Launched medical transport services in London to service NHS partners.

●	Launched Mobile Health services in Maryland and Michigan.

●	Partnered with NYC Health + Hospitals to launch one of the largest public flu testing programs in the U.S. using DocGo’s Mobile Health units.

●	To meet the growing demand for services, hired 780 new employees in Q3 2021, bringing total hires for the year to 1,741, and total number of medical providers to over 3,500.

●	Announced plans to establish a National Sales Team and hire 20 top-performing industry sales executives to further accelerate business growth and continue building on the proven success of DocGo’s Mobile Health model.

“Today’s preliminary third quarter results and raised outlook for 2021 further validate the compelling opportunity DocGo represents for investors.” commented Michael Burdiek, Chief Executive Officer of Motion. “There are very few businesses that successfully reach scale and experience ongoing triple digit growth, and DocGo is one of the rare few. The disciplined investments that the company has made over the last year are really starting to pay dividends through sustainable, long-term opportunities as evidenced by the revised full year outlook. We look forward to supporting Stan and the entire DocGo team as we move through the process towards a near-term public listing for DocGo.”

The foregoing unaudited preliminary financial results represent the most current information available to DocGo and are based on calculations or figures prepared internally that have not yet been reviewed by DocGo’s independent registered public accounting firm. Actual third quarter and year-to-date financial results may be materially different from the preliminary results described above and are subject to the risk factors and uncertainties identified in this press release and in the filings with the Securities and Exchange Commission (SEC) made by Motion and DocGo.

About DocGo

DocGo is a leading provider of last-mile Mobile Health services and integrated medical mobility solutions. DocGo is disrupting the traditional four-wall healthcare system by providing care at the scale of humanity. DocGo’s innovative technology and dedicated field staff of certified health professionals elevate the quality of patient care and drive business efficiencies for facilities, hospital networks and health insurance providers. With Mobile Health, DocGo empowers the full promise and potential of telehealth by facilitating healthcare treatment, in tandem with a remote physician, in the comfort of a patient’s home or workplace. Together with DocGo’s integrated Ambulnz medical transport services, DocGo is bridging the gap between physical and virtual care. Upon closing of the proposed business combination between DocGo and Motion Acquisition Corp. (Nasdaq: MOTN), the combined company will operate under the DocGo name and will be listed on Nasdaq under the new ticker symbol “DCGO”. For more information, please visit www.docgo.com.

About Motion Acquisition Corp.

Motion Acquisition Corp. is a special purpose acquisition company (SPAC) founded by a management team and board comprised of seasoned business executives recognized as pioneers in the transportation software and technology sector that possess substantial operating and acquisition experience. Motion is listed on Nasdaq under the ticker symbol “MOTN.” For more information, please visit https://motionacquisition.com/.

Cautionary Statement Regarding Preliminary Estimated Results

The financial results for DocGo’s third quarter ended September 30, 2021 are preliminary, unaudited and subject to finalization. They reflect DocGo management’s current views and may change as a result of DocGo’s further review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results should not be viewed as a substitute for full quarterly financial statements and accompanying footnotes prepared in accordance with GAAP. Motion and DocGo caution you that these preliminary results are not guarantees of future performance or outcomes, and that actual results may differ materially from those described above. For more information regarding factors that could cause actual results to differ from those described above, please see “Cautionary Statement Regarding Forward-Looking Statements” below.

The preliminary third quarter financial results have been prepared by, and are the responsibility of, DocGo’s management. DocGo’s independent registered public accounting firm has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary estimated financial information, and does not express an opinion or any other form of assurance with respect thereto.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains forward-looking statements (including within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended) concerning DocGo. These statements include, but are not limited to, statements that address our expected future business and financial performance and statements about (i) our plans, objectives and intentions with respect to future operations, services and products, (ii)  our competitive position and opportunities, and (iii) other statements identified by words such as “may”, “will”, “expect”, “intend”, “plan”, “potential”, “believe”, “seek”, “could”, “estimate”, “judgment”, “targeting”, “should”, “anticipate”, “predict” “project”, “aim”, “goal”, “outlook”, “guidance”, and similar words, phrases or expressions. These forward-looking statements are based on management’s current expectations and beliefs, as well as assumptions made by, and information currently available to, management, and current market trends and conditions. Forward-looking statements inherently involve risks and uncertainties, many of which are beyond our control, and which may cause actual results to differ materially from those contained in our forward-looking statements. Accordingly, you should not place undue reliance on such statements. Particular uncertainties that could materially affect current or future results include, but are not limited to: possible accounting adjustments made in the process of finalizing reported financial results; any risks associated with global economic conditions and concerns; the effects of global outbreaks of pandemics or contagious diseases or fear of such outbreaks, such as the COVID-19 coronavirus pandemic; competitive pressures; pricing declines; rates of growth in our target markets; our ability to improve gross margins; cost-containment measures; legislative and regulatory actions; the impact of legal proceedings and compliance risks; the impact on our business and reputation in the event of information technology system failures, network disruptions, cyber-attacks, or losses or unauthorized access to, or release of, confidential information; the ability of the company to comply with laws and regulations regarding data privacy and protection; and certain other risks and uncertainties identified and discussed in the sections entitled “Risk Factors” and “Forward-Looking Statement; Market, Ranking and Other Industry Data” within Motion’s definitive proxy statement/consent solicitation/prospectus filed with the SEC on October 7, 2021. We undertake no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This press release relates to a proposed business combination between DocGo and Motion, as further described in that certain definitive proxy statement/consent solicitation/prospectus filed with the SEC on October 14, 2021, and certain related documents, to be used at the meeting of Motion stockholders to approve the proposed business combination and related matters. Investors and security holders of Motion are urged to read the definitive proxy statement/consent solicitation/prospectus, accompanying registration statement, and any amendments thereto, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about DocGo, Motion, and the proposed business combination. The definitive proxy statement/consent solicitation/ prospectus will be mailed to Motion stockholders of record as of September 9, 2021. Investors and security holders are able to obtain free copies of the registration statement, the definitive proxy statement/consent solicitation/prospectus and all other relevant documents filed or that will be filed with the SEC by Motion, once such documents are filed, through the website maintained by the SEC at www.sec.gov.

The documents filed by Motion with the SEC also may be obtained free of charge at Motion’s website at https://motionacquisition.com or upon written request to Motion’s counsel, Graubard Miller, 405 Lexington Avenue, New York, NY 10174. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in Solicitation

Motion, DocGo, and certain of their respective directors and executive officers, under SEC rules, may be deemed to be participants in the eventual solicitation of proxies from Motion’s stockholders in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are contained in the definitive proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP Financial Measure

“GAAP” refers to financial information presented in accordance with U.S. Generally Accepted Accounting Principles. This announcement includes Adjusted EBITDA, a measure calculated other than in accordance with GAAP. This non-GAAP financial measure is provided in addition to, and not as a substitute for, measures of financial performance prepared in accordance with GAAP. DocGo defines Adjusted EBITDA as earnings before investment income, interest expense, taxes, depreciation, amortization, stock-based compensation, litigation provisions and merger-related expenses. Internally, this non-GAAP measure is used by management for purposes of evaluating DocGo’s core operating performance, establishing internal budgets, calculating return on investment for development programs and growth initiatives, comparing performance with internal forecasts, strategic planning, evaluating and valuing potential acquisition candidates, and benchmarking performance externally against competitors. DocGo believes this non-GAAP financial information provides additional insight into our financial performance and future prospects of the company’s core business and have therefore chosen to provide this information to investors to help them evaluate our results of operations and enhance the ability to make period-to-period comparisons. Other companies, including companies in our industry, may not use Adjusted EBITDA or may calculate it differently than as presented below, limiting Its usefulness as a comparative measure. In evaluating these non-GAAP measures, you should be aware that in the future we will incur expenses that are the same as or similar to some of the adjustments made in the calculations of Adjusted EBITDA and our presentation of it herein should not be construed to mean that our future results will be unaffected by such adjustments.

DocGo does not provide a reconciliation of forward-looking Adjusted EBITDA guidance to net income, the most directly comparable GAAP measure, because the impact and timing of certain of the adjustments cannot be determined without unreasonable efforts due to their inherent variability, complexity, and unpredictability. These items, which are necessary for a presentation of a reconciliation to net income, could have a potentially significant impact on DocGo’s GAAP results.

Reconciliation of Net Income to Adjusted EBITDA

(in $ millions)	Three months ended Sept 30
	2020	2021
Net Income/(Loss) (GAAP)	$(2.7)	$0.6
(+) Net interest expense/(income)	$0.1	$0.3
(+) Income tax	$0.1	$0.3
(+) Depreciation & amortization	$1.4	$2.0
EBITDA	$(1.1)	$3.1
(+) Non-cash stock compensation	$0.2	$0.4
(+) Non-recurring expense	$-	$-
Adjusted EBITDA	$(0.9)	$3.5

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Investor Contacts:

Blueshirt Capital Advisors
Michael Anderson / Cameron Felton
ir@docgo.com

Media Contact:

Natalie Weddle

Crowe PR

docgo@crowepr.com

(646) 916-5314